Exhibit (q)

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION’S

ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES FOR

POLICIES PURSUANT TO RULE 6e-3(T)(b)(12)(iii)

April 12, 2016

This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940, as amended (“1940 Act”) (1), the administrative practices that will be followed by New York Life Insurance and Annuity Corporation (“NYLIAC”) in connection with certain procedures for NYLIAC’s variable life insurance policies - Variable Universal Life Insurance 2000 policies, Survivorship Variable Universal Life policies, Single Premium Variable Universal Life policies, Pinnacle Variable Universal Life policies, Pinnacle Survivorship Variable Universal Life policies, and Variable Universal Life Provider policies (collectively, the “Policies”). These procedures include the issuance of the Policies by NYLIAC and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by policyowners of their interests in the Policies. The procedures are described more specifically in the Registration Statements for the Policies that have been filed with the Securities and Exchange Commission (the “Commission”) (2). The prospectuses, SAIs and contracts for each of the Policies are incorporated by reference into this document and defined terms used but not defined in this document have the same meanings as in the applicable prospectus, SAI and contract for each of the Policies.

NYLIAC believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

1.	Because of the insurance nature of the Policies and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

2.	In structuring its procedures to comply with Rule 6e-3(T), state insurance laws, and NYLIAC administrative procedures, NYLIAC has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.
3.	In general, state insurance laws require that NYLIAC’s procedures be reasonable, fair, and not discriminatory.
4.	Because of the nature of the insurance product, it is often difficult to determine precisely when NYLIAC’s procedures deviate from those otherwise required under Sections 22(c), 22(d), 22(e), or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures that may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to treat each and every procedure or variation that might occur and does include certain procedural steps that do not constitute deviations from the above-cited sections or rule.

(1)	This rule provides an exemption for separate accounts, their investment advisers, principal underwriters (distributors), and sponsoring insurance companies from Sections 22(c), 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22(c)-1 promulgated thereunder, for issuance, transfer, and redemption procedures under single and flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative laws, or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair, and not discriminatory, and these must be disclosed in the registration statement filed by the separate accounts.
(2)	The registration statements (including the applicable prospectuses, statements of additional information (“SAI”s) and contracts) for these policies are: Variable Universal Life 2000 (333-79309), Survivorship Variable Universal Life (333-39157), Single Premium Variable Universal Life (333-47728), and Variable Universal Life Provider (333-102674). These registration statements are incorporated herein by reference. To the extent any of the Policies differ with regard to issuance, transfer, and redemption procedures, these differences are described in this memorandum, the prospectuses and/or the contracts. Subject to the foregoing, all references to “the insured” refer to single and joint insureds, and all references to “the Policy” refer to all Policies.

1.	“Public Offering Price” – Purchase and Related Transactions

Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a “purchase” transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds. The chief differences revolve around the premium rate structure and the insurance underwriting (i.e., evaluation of risk) process. There are also certain policy provisions — such as loan repayment — which do not result in the issuance of a policy, but which require certain repayments by the policyowner and involve a transfer of assets supporting the policy reserve into the Separate Account.

(a)	Premium Payment Plans

Premium payment plans, which indicate the amount and frequency of premium payments, are selected at the time of application and subject to certain limitations may be changed at any time. The planned premium is set forth in the Policy. Other than the initial premium, there are no required premium payments (except as necessary to prevent lapse). There is no penalty if the planned premium is not paid, nor does payment of planned premiums guarantee coverage for any period of time. Even if planned premiums are paid, the Policy may terminate if the cash value becomes insufficient to pay the monthly deduction charges and a grace period expires without sufficient payment. For Variable Universal Life 2000 (VUL 2000), Survivorship Variable Universal Life (SVUL), and Variable Universal Life Provider (VUL Provider), these Policies may terminate if the Net Cash Value becomes insufficient to pay the monthly deduction charges and a grace period expires without sufficient payment. Net Cash Value is defined as the cash value, less any unpaid loans and accrued interest and less the smaller of (a) any surrender charges that may apply at time of lapse or (b) the sum of any partial withdrawals, unpaid loans and accrued interest. However, if the Policy contains a no-lapse guarantee benefit, that benefit may prevent the Policy from terminating during the first three Policy Years (or some other specified period) if the total premium paid under the Policy (less any loans or partial withdrawals) is at least equal to the minimum monthly premium payment amount as set forth in the Policy multiplied by the number of months the Policy has been in effect. In addition, the Policy may not terminate if a guaranteed minimum death benefit rider is in effect. Planned premium payments end on the policy anniversary on which the insured is age 100 or the younger insured is or would have been age 100.

(b)	Unplanned Premium

A policyowner may make additional unplanned premium payments at any time before the policy anniversary on which the insured (or younger insured) is (or would have been) age 100, as long as the insured is living. However, if payment of an unplanned premium would cause the Life Insurance Benefit of the Policy to increase more than the cash value will increase, NYLIAC will require proof of insurability (and both insureds must be living under the survivorship policies). The minimum unplanned premium amount varies by Policy. NYLIAC reserves the right to limit the number and amount of unplanned premiums.

If a policyowner exchanges another life insurance policy to acquire the Policy under Section 1035 of the Internal Revenue Code (the “Code”), NYLIAC will treat the proceeds of that exchange as an unplanned premium.

(c)	Underwriting Standards

The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among insureds but recognize that mortality charges must be based upon factors such as age, gender, health and smoker status, occupation, and other activities (e.g., skydiving, recreational flying, etc.) Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each policyowner pays an initial premium and is charged certain cost of insurance rates commensurate with the insured’s mortality risk as actuarially determined utilizing factors such as age, gender, and risk classification. Uniform premiums and cost of insurance rates for all insureds would discriminate unfairly in favor of those insureds representing greater risk. Although there is no uniform premium or cost of insurance rate for all insureds, there is a uniform premium and cost of insurance rate for all insureds of the same age, gender, risk classification, and face amount.

The underwriting standards and premium processing practices followed by NYLIAC are similar to those followed in connection with the offer and sale of non-variable life insurance, modified where necessary to meet the requirements of the federal securities laws. The underwriting process includes a review of statements made by the insured in the application, and may also include the completion of a physical exam or diagnostic studies, and/or a review of attending physician reports. NYLIAC attempts to make all underwriting decisions within a reasonable amount of time. Usually, if a decision cannot be made within 60 days of beginning the underwriting process due to an inability to obtain all necessary information, the application will be denied. NYLIAC reserves the right to modify its underwriting requirements at any time. NYLIAC also reserves the right to reject an application for any reason permitted by law.

(d)	Policy Issuance

If a policyowner has coverage under a conditional temporary coverage agreement and the Policy is issued, the Policy will replace the temporary coverage. Coverage under the Policy will be deemed to have commenced on the Policy Date. In all other cases, if the Policy is issued, coverage under the Policy will take effect when NYLIAC receives the premium payment that the policyowner is required to make when the Policy is delivered. In all cases, the underwriting process must be complete (i.e., NYLIAC receives evidence of insurability that satisfies its underwriting standards), the application in good order must be approved, and the proposed insured must be alive and in the same condition of health as described in the application.

(e)	Application

Individuals wishing to purchase a Policy must complete an application specifying either the face amount and/or premium payment. These minimums vary by Policy, and NYLIAC reserves the right to modify the minimums at any time. The application also must specify the name of the insured and provide certain required information about the insured. The application generally is accompanied by an initial premium and designates premium allocation percentages and the beneficiary. Before issuing any Policy, NYLIAC will require satisfactory evidence of insurability.

(f)	Premium Processing

The policyowner selects a schedule of planned premium payments in the application. The amount of the planned premium is shown on the Policy Data Page.

When a premium payment is received and accepted, NYLIAC will deduct any applicable sales expense charge, as well as state tax and federal tax charges as provided for by the Policy. The balance of the premium (the net premium) will be applied to the Investment Divisions of the Separate Account at the accumulation unit value determined at the end of the valuation day when the payment is received and to the Fixed Account in accordance with a policyowner’s allocation election in effect at that time, and before any other deductions which may be due are made. The number of accumulation units NYLIAC credits to each Investment Division equals the premium dollar amount applied to the Investment Division divided by the accumulation unit value of that Investment Division. If the day NYLIAC receives a premium payment is not a day on which the New York Stock Exchange (“NYSE”) is open or if the payment is received after the close of the NYSE, then the payment will be applied on the next day on which the NYSE is open.

Policyowners can change the premium allocation any time a premium payment is made by sending NYLIAC a revised premium allocation form in a method acceptable to NYLIAC. Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

If a premium payment is returned for insufficient funds, NYLIAC reserves the right to reverse the investment options chosen and charge the policyowner a fee for each returned payment. In addition, NYLIAC may redeem shares of an underlying fund company to cover any losses it incurs as a result of a returned payment. If payment is returned for insufficient funds for two consecutive periods, the privilege to pay by check or electronically will be suspended until the policyowner notifies NYLIAC to reinstate it and NYLIAC agrees.

While held in the Fixed Account, principal is guaranteed and premium will be credited with interest at the then current Fixed Account rate, subject to the minimum rate required by law. Interest accrues daily and is credited on each Monthly Deduction Day.

(g)	Refund of Excess Premiums

If a policyowner elects the guideline premium test to determine whether the Policy qualifies as life insurance under Section 7702 of the Code, NYLIAC may limit premium payments under the Policy. If the premiums paid during any Policy Year exceed the maximum amount permitted under the guideline premium test, NYLIAC will return to the policyowner the excess amount within 60 days after the end of the Policy Year. Any excess premiums NYLIAC returns to the policyowner will not include any gains or losses attributable to the investment return on those premiums. NYLIAC will credit interest on those premiums from the date such premiums cause the Policy to exceed the amount permitted under the guideline premium test to the date NYLIAC returns the premiums to the policyowner.

(h)	Free Look Provision

A Policy may be canceled within the period specified in the Policy or required by law (20 days in most states) after the policyowner receives it, by returning it to NYLIAC. Premiums will be allocated to NYLIAC’s General Account during the free look period. At the end of the free look period, the premiums are allocated to the Investment Divisions and/or the Fixed Account as elected by the policyowner. If the policyowner cancels the Policy, the policyowner will receive from NYLIAC the greater of the Policy’s cash value as of the date the Policy is received by NYLIAC or the total premiums paid, less any loans and any partial withdrawals taken. The policyowner may cancel increases in the Policy’s face amount under the same time limitations. For canceled increases in the face amount, the refund will equal the amount of premiums in excess of the planned premiums allocated to the increase, less any portion of such amount previously paid to the policyowner.

(i)	Repayment of Indebtedness

Loan interest accrues each day and is payable on the earliest of the following dates: the policy anniversary, the date of death of the insured or last surviving insured, the date of surrender, the date of lapse, or the date of a loan increase or loan repayment. Loan interest not paid in cash as of the policy anniversary will be charged as a new loan and amounts may need to be transferred to the Fixed Account to cover the increased loan amount.

All or part of an unpaid loan can be repaid at any time while the Policy is still effective. Loan repayments are allocated to repay any portion of the loan originally taken from the Fixed Account. Any remaining portion of the loan repayment will be allocated to the Investment Divisions in the same proportion as the amount of money in each Investment Division on the date of the loan repayment, unless the policyowner indicates otherwise. If a loan is outstanding when the Policy Proceeds or surrender proceeds become payable, NYLIAC will deduct the amount of any unpaid loans (including accrued loan interest) from these proceeds. If an unpaid loan and accrued interest exceed the cash value of the Policy, less any applicable surrender charges and any additional contract charge, NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee, if any, on NYLIAC’s records. The Policy will terminate 31 days after the date on which NYLIAC mails the notice to the policyowner if the excess amount is not paid within that 31 days.

(j)	Correction of Misstatement of Age or Gender

If the insured’s age or gender is misstated in the Policy application, NYLIAC will adjust the cash value, the cash surrender value, and/or the Policy Proceeds to reflect the correct age and gender. NYLIAC will adjust the Policy Proceeds provided by the Policy and any riders based on the most recent mortality charge for the correct date of birth and/or correct gender.

2.	“Redemption Procedures” – Surrender and Related Transactions

This section outlines those procedures which might be deemed to constitute “redemptions” under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds. NYLIAC’s policies may provide for the payment of monies to a policyowner or beneficiary upon presentation of a Policy. The principal difference between NYLIAC’s “redemption” procedures and those in a mutual fund context is that the payee will not always receive a pro rata or proportionate share of the Separate Account’s assets within the meaning of the 1940 Act. The amount received by the payee will depend upon the particular benefit for which the Policy is presented including, for example, the cash surrender value or part thereof, or proceeds at death. There are also certain Policy provisions – such as the loan privilege – under which the Policy will not be presented to NYLIAC, but which will affect the policyowner’s benefits and involve a transfer of the assets supporting the policy reserve out of the Separate Account. Finally, state insurance laws may require that certain requirements be met before NYLIAC is permitted to make payments to the payee.

(a) Surrenders	and Partial Withdrawals

The owner of the Policy may request a partial withdrawal of an amount based upon the cash surrender value of a Policy under the following conditions: i) the insured is living; ii) the partial withdrawal amount is at least the minimum specified by the policy, unless NYLIAC agrees to a lesser amount; iii) the partial withdrawal will not cause the Policy to fail to qualify as life insurance under Section 7702 of the Code; and iv) the partial withdrawal will not cause the Policy’s face amount to fall below any minimum amount stated in the contract. The owner of the Policy may surrender the Policy for its cash surrender value at any time while the insured is still living. Uniform rules will be applied in agreeing to partial withdrawals under the policy’s stated minimum. The cash surrender value is the cash value less any applicable surrender charges, any additional contract charge and outstanding Policy loans (including any accrued loan interest).

The amount available for a surrender or withdrawal is based upon the Policy’s cash surrender value at the end of the valuation day during which the written request for the surrender or partial withdrawal is received by NYLIAC. NYLIAC will process partial withdrawals and surrenders at the accumulation unit values next determined after receipt of the withdrawal or surrender request (and receipt of the Policy, if it is a surrender request), and the withdrawal or surrender generally will be effective on the date the request is received in good order (unless a later date is specified by the policyowner). However, if the day NYLIAC receives the request is not a day on which the NYSE is open or if the request is received after the close of the NYSE, then the partial withdrawal or surrender will be effective on the next day on which the NYSE is open.

For certain Policies, a surrender charge will be assessed on a complete surrender or decrease in face amount, including a decrease caused by a change in the Life Insurance Benefit Option or from a partial withdrawal. The surrender charge is detailed in each Policy.

In addition, in the event that the policyowner surrenders the Policy within the first Policy Year or if the Policy lapses during the first Policy Year and is subsequently reinstated, NYLIAC may deduct an additional contract charge, as described in the Policy.

Applicable surrender charges for the Policies are calculated separately for the initial face amount and for each increase in the face amount, other than an increase caused by a change in the Life Insurance Benefit Option. A decrease in face amount will result in the imposition of a surrender charge equal to the difference between the surrender charge which would have been payable on a complete surrender prior to the decrease and the surrender charge which would be payable on a complete surrender after the decrease. The surrender charge applicable after there has been an increase in the face amount will be based first on the surrender charge associated with the last increase in face amount, then on each prior increase, in the reverse order in which the increases occurred, and then to the initial face amount.

In addition to the surrender charge, NYLIAC may charge a fee as specified in the Policy for processing a partial withdrawal. The partial withdrawal, withdrawal fee and surrender charge will be deducted from the Fixed Account and/or Investment Divisions based on the partial withdrawal allocation. If the policyowner does not specify a partial withdrawal allocation, the partial withdrawal, withdrawal fee and surrender charge will be deducted from the Fixed Account and/or Investment Divisions on a pro rata basis. When the policyowner makes a partial withdrawal, the Policy Proceeds, the face amount, the adjusted total premium, the cash value, the net cash value (where appropriate), and/or the cash surrender value may be reduced, as described in the Policy.

NYLIAC reserves the right to limit the amount and frequency of partial withdrawals. NYLIAC specifically reserves the right to prohibit partial withdrawals once a Policy’s face amount has fallen below the minimum amounts specified in the Policy prospectus.

NYLIAC may also impose a fee on transfers, as described in the prospectus.

(b) Payment	of Benefits

If the Policy has not terminated, then payments of cash surrender value, partial withdrawal, loan proceeds, amounts due pursuant to the free look provision, or Policy Proceeds are generally made within seven days after NYLIAC receives all required documents. However, NYLIAC can delay payment of any partial withdrawal from the Separate Account, loan proceeds attributable to the Separate Account, the cash surrender value or the Policy Proceeds during any period that: (1) it is not reasonably practicable to determine the amount to be paid because the NYSE is closed (other than customary weekend and holiday closings), trading is restricted by the Commission, or the Commission declares that an emergency exists; or (2) the Commission, by order, permits NYLIAC to delay payment in order to protect policyowners.

NYLIAC may delay paying any portion of any loan or surrender request, including requests for partial withdrawals, from the Fixed Account for up to 6 months from the date the request is received. NYLIAC can delay payment of the entire Policy Proceeds if payment is contested. NYLIAC investigates all death claims arising within the two year contestable period. Upon receiving the information from a completed investigation, NYLIAC generally makes a determination within five days as to whether the claim should be authorized for payment. Payments are made promptly after authorization.

In addition, Federal laws made to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require NYLIAC to reject a premium payment and/or “freeze” a policy. If these laws apply in a particular Policy, NYLIAC would not be allowed to pay any request for transfers, withdrawals, surrenders, loans, or death benefits. If a Policy or an account is frozen, the cash value would be moved to a special segregated interest-bearing account and held in that account until instructions are received from the appropriate federal regulator.

Finally, if a policyowner has submitted a recent check or draft, NYLIAC has the right to defer payment of surrender, withdrawal, loan proceeds, death benefit proceeds, amounts due pursuant to the free look provision, or payments under a settlement option until such check or draft has been honored.

If payment of a cash surrender value or partial withdrawal is delayed for 30 days or more, NYLIAC adds interest at an annual rate required by law. NYLIAC adds interest to Policy Proceeds from the date of death to the date of payment at the same rate as is paid under the Interest Payment Option, or a higher rate if required by law.

(c)	Payment of Policy Proceeds

The Policy Proceeds are the amount payable to the named beneficiary when the insured or last surviving insured dies, if the Policy is still in effect. Upon receiving due proof of death, NYLIAC pays the beneficiary the Policy Proceeds determined as of the date the insured or last surviving insured dies. All or part of the benefit can be paid in cash or applied under one or more of the payment options under the Policy. The Policy Proceeds are calculated as described in the prospectus.

The Life Insurance Benefit depends on the Life Insurance Benefit Option chosen by the policyowner. The specific types of Life Insurance Benefit Options are specified in the Policy.

NYLIAC pays interest on the Policy Proceeds from the date of death of the insured or last surviving insured to the date the Policy Proceeds are paid or a payment option becomes effective. If the insured or last surviving insured dies during the 62-day late period, NYLIAC will subtract any outstanding loans (including loan interest) and any unpaid monthly deductions from the Policy’s Life Insurance Benefit and then credit the interest. If the beneficiary dies before the insured, NYLIAC will pay the Policy Proceeds in a lump sum to the owner, or if the owner has died, to the owner’s estate. NYLIAC may further adjust the amount of Policy Proceeds under certain circumstances, such as if material misstatements of age or gender were made in an application.

If the death of the insured or last surviving insured, as applicable, is a result of suicide within two years of the issue date, NYLIAC will pay a limited Life Insurance Benefit in one sum to the beneficiary. The limited Life Insurance Benefit is the total amount of premiums, less any outstanding loans (including accrued loan interest) and/or partial withdrawals. If a suicide occurs within two years of the effective date of a face amount increase, NYLIAC will also pay the limited Life Insurance Benefit associated with the face amount increase, or, if the limited Life Insurance Benefit is not payable, the monthly deduction charges made for that increase.

(d)	Changing the Face Amount

If the insured is still living and meets certain age requirements specified in the prospectus, the policyowner may, in writing, request an increase or decrease in the face amount under the terms specified in the Policy. For increases in face amount, the policyowner must submit a written application signed by the insured and provide satisfactory evidence of insurability. Any change in face amount must comply with minimum and maximum limits specified in the prospectus, and NYLIAC may limit any change in face amount. If approved, the change will be effective on the Monthly Deduction Day on or next following the date of approval (for an increase) or date of request (for a decrease).

For a decrease in face amount, NYLIAC may apply a surrender charge.

The Face Amount can also change due to a change by the policyowner in the Life Insurance Benefit Option chosen. In order to change the Life Insurance Benefit Option, NYLIAC may require that a signed request be submitted to NYLIAC. The change will be effective on the Monthly Deduction Day on or after the date NYLIAC receives the written request for the Life Insurance Benefit option change.

(e)	Additional Benefits Through Riders

NYLIAC may offer additional benefits under the Policies through optional riders such as the Guaranteed Minimum Death Benefit Rider, the Living Benefits Rider (also known as the Accelerated Benefits Rider), the Supplementary Term Rider, the Scheduled Term Insurance Rider, the Life Extension Benefit Rider, the Level First-to-Die Term Rider, and the Spouse’s Paid-Up Insurance Purchase Option Rider. Other riders may be offered. NYLIAC may assess an additional charge for a rider. Specific information concerning the operation of each of these riders is contained in the prospectus and in the rider form.

(f)	Policy Loans

Using the Policy as sole security, the policyowner can borrow any amount up to the value specified in the Policy (or more if required by state law). The Policy is used as collateral to secure a Policy loan. When a loan is requested, an amount necessary to increase the amount in the Fixed Account to an amount specified in the Policy is transferred from the Separate Account to the Fixed Account. This transfer will be made on a pro rata basis from the various Investment Divisions, unless the policyowner specifies otherwise. While a Policy loan is outstanding, no partial withdrawals or transfers which would reduce the amount in the Fixed Account below this amount are permitted. If the monthly deductions from cash value will cause the amount in the Fixed Account to fall below this amount, NYLIAC may take these deductions from the Investment Divisions of the Separate Account in proportion to the amounts in each Investment Division. The amount transferred to the Fixed Account is not affected by the Separate Account’s investment performance. The portion of the cash value in the Fixed Account equal to the Policy loan is credited with interest at a fixed rate determined by NYLIAC, which will never be less than the rate specified in the Policy. NYLIAC also charges interest on Policy loans at a rate guaranteed not to exceed the maximum rate specified in the Policy.

(g)	Replacement Processing

The policyowner may surrender a variable life insurance policy issued by NYLIAC in an exchange for a variable life insurance policy of another issuer. NYLIAC reserves the right to delay replacement processing of the surrender of a variable life insurance policy until it receives from the issuer of the replacement policy any documentation required by appropriate state law including, but not limited to, a notice of replacement. Replacement requests are processed at the price next determined after NYLIAC receives all necessary documentation.

Similarly, the policyowner may surrender a policy issued by another issuer in an exchange for the Policy. NYLIAC will accept initial premium from one or more contracts insuring the same insured that qualify for a tax-free exchange under Section 1035 of the Code. Upon receipt of an application and assignment of the existing insurance from the applicant to NYLIAC, NYLIAC will begin the underwriting process. Once the underwriting process has been completed and the application has been approved, NYLIAC will submit a written request to the existing insurer requesting surrender of the existing insurance and payment of that insurance’s cash value. Upon receipt of the premium from the existing insurer, the Policy will be issued and full insurance coverage will take effect. If a premium payment was received with the application in connection with a Section 1035 exchange, the premium would be held in the General Account until the requested funds are received from the existing insurer.

(h)	Policy Termination

The Policy does not terminate for failure to pay premiums since payments, other than the initial premium, are not specifically required. Rather, on a Monthly Deduction Day, if the cash surrender value (for Net Cash Value for VUL 2000, SVUL and VUL Provider) is less than the monthly deduction charges due for the next Policy month, and the No-Lapse Guarantee benefit or GMDB rider benefit is not in effect, the Policy will continue for a late period of 62 days after that Monthly Deduction Day (unless otherwise indicated by state law).

NYLIAC allows 62 days to pay the premium necessary to cover the overdue monthly deduction charges and/or any excess Policy loan. NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee on the records, at least 31 days before the end of the late period which sets forth this amount. During the late period, the Policy remains in force. If NYLIAC does not receive the required payment before the end of the late period, the Policy will end without any benefits. If the insured (or last surviving insured, as applicable) dies during the late period, NYLIAC will pay the Policy Proceeds to the beneficiary. However, these proceeds will be reduced by the amount of any unpaid monthly deductions from cash value for the full Policy month or months that run from the beginning of the late period through the Policy month in which the insured dies. The Policy may contain a no-lapse guarantee provision which may prevent the Policy from terminating during the first three Policy Years provided that total premiums paid under the Policy less any loans or partial withdrawals are at least equal to the minimum monthly premium payment amount multiplied by the number of months the Policy is in effect. The no-lapse guarantee will end on the earlier of: i) the third policy anniversary; ii) the date the face amount of the Policy is changed; iii) the date any riders are added to or are deleted from the Policy; (iv) the date any rider coverage amounts are increased or decreased; or (v) the date there is a change in underwriting class.

(i)	Reinstatement

For a period of five (5) years after termination, the Policyowner can request that NYLIAC reinstate the Policy while the insured is living. NYLIAC will not reinstate a Policy if it has been surrendered for its cash surrender value. To reinstate, the policyowner must submit payment of an amount sufficient to keep the Policy in force for at least three months (three monthly deduction charges multiplied by a factor to account for premium expense and surrender charge) after the date of reinstatement and satisfactory evidence of insurability (if the reinstatement request is more than 31 days after termination). For VUL 2000, SVUL, and VUL Provider policies, this amount will consist of an amount necessary to bring the Net Cash Value above zero plus the monthly deduction charges and any monthly deduction charge due and unpaid at time of lapse. This amount will, in turn, be multiplied by a factor that accounts for premium expenses and surrender charge.

The effective date of reinstatement will be the Monthly Deduction Day on or following the date NYLIAC approves the request for reinstatement. If NYLIAC does reinstate the Policy, the face amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated. The cash value of the reinstated Policy will be the cash value at the time the Policy lapsed less the difference between the surrender charge assessed at the time of the lapse and the surrender charge that applies at the time the Policy is reinstated. For VUL 2000, SVUL, and VUL Provider policies, the cash value of the reinstated Policy will be the cash value at the time the Policy lapsed plus the reinstatement payment net of administrative expenses, less any monthly deduction charges due and unpaid at the time of lapse less the difference between the surrender charge assessed at the time of lapse and the surrender charge that applies at the time the Policy is reinstated. NYLIAC will deduct any unpaid loan from the cash value, or any unpaid loan can be repaid, together with loan interest from the end of the late period to the date of reinstatement.

3.	“Transfer Procedures”

All or part of the cash value may be transferred (1) from the Fixed Account to the Investment Divisions of the Separate Account. (2) from the Investment Divisions of the Separate Account to the Fixed Account, or (3) among the Investment Divisions of the Separate Account. Each Policy specifies minimum transfer amounts. If, after an ordered transfer, the amount remaining in an Investment Division or the Fixed Account Value would be less than $500, the entire value will be transferred.

NYLIAC will process transfers based on accumulation unit values next determined after receipt of the transfer request, and the transfer generally will be effective on the date the request is received in good order (unless a later date is specified by the policyowner). However, if the day NYLIAC receives the request is not a day on which the NYSE is open or if the request is received after the close of the NYSE, then the transfer will be effective on the next day on which the NYSE is open.

As described in the prospectus, there may be limits on maximum amounts that may be transferred among the Investment Divisions, from the Investment Divisions to the Fixed Account, and/or from the Fixed Account to the Investment Divisions during any Policy Year (including transfers made in connection with Dollar Cost Averaging, Automatic Asset Rebalancing, and Interest Sweep options).

NYLIAC may impose a transfer charge on amounts transferred, as described in the prospectus, other than transfers made in connection with Dollar Cost Averaging, Automatic Asset Rebalancing, and Interest Sweep options. NYLIAC also may restrict transfers, as described in the prospectus.

Transfer requests must be in writing on a form approved by NYLIAC or by telephone (or other electronic means) in accordance with procedures established by NYLIAC.

(a)	Dollar Cost Averaging

Through a process called Dollar Cost Averaging (“DCA”), the policyowner may specify, prior to termination of the Policy, a specific dollar amount to be transferred from any Investment Division to any combination of Investment Divisions and/or the Fixed Account. The Policyowner will specify the Investment Division to transfer money from, the Investment Divisions and/or Fixed Account to transfer money to, the amounts to be transferred (subject to limits specified in the prospectus), the date on which transfers will be made, subject to the rules of NYLIAC, and the frequency of the transfers, either monthly, quarterly, semi-annually or annually. DCA transfers are not available from the Fixed Account, but these transfers may be made into the Fixed Account. DCA transfers do not count as transfers toward any free transfer limit.

NYLIAC will make all DCA transfers on the day of each calendar month specified by the policyowner, or on the next business day. The policyowner may specify any day of the month with the exception of the 29th, 30th or 31st of a month. In order to process a DCA transfer, NYLIAC must have received a request in writing no later than five days prior to the date DCA transfers are to commence, and the cash value of the policy must be at least the minimum about required for this feature as stated in the prospectus.

The DCA feature may be canceled at any time by written request or by contacting NYLIAC by phone on its toll-free number (1-800-598-2019). The feature will be automatically suspended if the cash value is less than the minimum specified in the prospectus. The policyowner may not elect DCA if Automatic Asset Rebalancing has been chosen. The policyowner may alternate between these two features.

(b)	Dollar Cost Averaging Plus

From time to time, certain policies also may offer a Dollar Cost Averaging Plus (“DCA Plus”) feature. DCA Plus allows a policyowner to set up DCA using the DCA Plus Account when an initial premium is made. The DCA Plus program allows the policyowner to make regular periodic allocations from the DCA Plus Account into the Investment Divisions and/or the Fixed Account over a twelve-month (or other specified) period. DCA Plus involves the automatic transfer of a specified amount from the DCA Plus Account into the Investment Divisions and/or a Fixed Account according to the allocation instructions provided by the policyowner. The DCA Plus Account will credit interest at a rate, which NYLIAC declares periodically in advance, and at NYLIAC’s sole discretion. A policyowner may cancel the DCA Plus Account at any time. To cancel the DCA Plus Account, the policyowner must send a written cancellation request in a form acceptable to NYLIAC to the VPSC at one of the addresses listed on the first page of the prospectus (or any other address NYLIAC indicates in writing). Upon receiving a cancellation request, NYLIAC will transfer the entire DCA Plus Account balance to the Investment Divisions and/or Fixed Account according to the allocation instructions provided by the policyowner. NYLIAC reserves the right to stop offering the DCA Plus Account at any time.

(c)	Automatic Asset Rebalancing

Through a process called Automatic Asset Rebalancing (“AAR”), the policyowner may elect to have assets automatically reallocated among the Investment Divisions to maintain a pre-determined percentage invested in the Investment Divisions the policyowner has selected. The policyowner will specify the Investment Divisions the assets will be allocated to, the percent to be invested in these Investment Divisions, the day of the month for the rebalancing (with the exception of the 29th, 30th and 31st of a month), and the frequency with which the amounts will be allocated (either quarterly, semi-annually or annually). AAR transfers do not count as transfers toward any free transfer limit.

To set up AAR, or to modify an existing AAR, the policyowner may contact NYLIAC by phone on its toll-free number (1-800-598-2019), or send a completed AAR form to the VPSC at one of the addresses listed on the first page of the prospectus (or by any other method NYLIAC makes available). In order to process AAR transfers, NYLIAC must receiv the request no later than five days prior to the date transfers are scheduled to begin, and the cash value of the policy must be at least the minimum about required for this feature as stated in the prospectus. The Automatic Asset Reallocation feature may be canceled at any time by written request. The feature will be automatically suspended if the cash value is less than the minimum specified in the prospectus. The policyowner may not elect AAR if DCA has been chosen. The policyowner may alternate between these two features.

(d)	Interest Sweep

Through the process called Interest Sweep, the policyowner may instruct NYLIAC to periodically transfer the interest earned in the Fixed Account into Investment Divisions the policyowner specifies. The policyowner will specify the percentages of Fixed Account interest to be transferred to each Investment Division, the date this feature will start, the date on which transfers will be made, subject to the rules of NYLIAC, and the frequency of transfers, either monthly, quarterly, semi-annually or annually. The policyowner may specify any day of the month to make these transfers, with the exception of the 29th, 30th and 31st of a month. Interest Sweep transfers do not count as transfers toward any free transfer limit.

The policyowner may not choose the Interest Sweep feature if they have allocated any part of their Policy expenses to the Fixed Account. Policyowners may request Interest Sweep in addition to either Dollar Cost Averaging or Automatic Asset Rebalancing. If an Interest Sweep transfer is scheduled for the same day as a Dollar Cost Averaging or Automatic Asset Rebalancing transfer, NYLIAC will process the Interest Sweep Transfer first.

If the amount a policyowner has in the Fixed Account is less than the minimum specified in the prospectus, NYLIAC will automatically suspend this feature. The Interest Sweep feature may be canceled at any time by calling NYLIAC toll-free at 1-800-596-2019 or by written request.

(e)	Exchange Procedure

At any time within 24 months of the Issue Date, the policyowner may exchange the Policy for a new permanent plan of life insurance which NYLIAC (or one of its affiliates) is offering for this purpose. NYLIAC will not require evidence of insurability. The date of exchange will be the later of (a) the date NYLIAC receives the Policy along with a proper written request; or (b) the date NYLIAC receives the necessary payment for the exchange. The new policy will have the same Issue Date, issue ages, initial face amount, and risk classifications as the original Policy. All riders will end. In order to exchange the Policy, NYLIAC will require: (a) that the Policy be in effect on the date of exchange; (b) repayment of any unpaid loan plus accrued interest; and (c) submission of a proper written request.

From time to time, NYLIAC also may offer certain or all policyowners the right to exchange the Policy for a new policy that was not available on the date the Policy was issued.